SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        COGENT COMMUNICATIONS GROUP, INC.

                            (Name of Subject Company)

 SCM ACQUISITION FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                        ALLIED RISER COMMUNICATIONS CORP.
         CONVERTIBLE SUBORDINATED 7.5% NOTES DUE 2007, $1,000 PAR VALUE
                         (Title of Class of Securities)

                                   019 496 AB4
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
150 Post Street, Suite 320,                    One Post Street, Suite 575
San Francisco, California 94108                San Francisco, California  94104
(415) 788-1444                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

               Transaction                              Amount of
               Valuation*                               Filing Fee

                $792,000                                 $64.07

* For purposes of calculating the filing fee only. Assumes the purchase of 9,900 ALLIED RISER COMMUNICATIONS CORP. Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value ("Notes") at a purchase price equal to $80 per Note in cash.

[X] Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $64.07
    Form or Registration Number: Schedule TO for subject company ALLIED RISER
                                 COMMUNICATIONS CORP. (File No. 5-57141)
    Filing Party:  Above Bidders
    Date Filed:  July 9, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

A Tender Offer Statement on Schedule TO was originally filed by SCM ACQUISITION FUND, LLC on July 9, 2003, to purchase up to 9,900 Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value issued by ALLIED RISER COMMUNICATIONS CORP., (a wholly owned subsidiary of Cogent Communications Group, Inc.). That Schedule TO was filed with ALLIED RISER COMMUNICATIONS CORP. identified as the subject company. The Bidders have been advised that the Schedule is appropriately filed with Allied Riser's parent, Cogent Communications Group, Inc., as the subject company. Accordingly, the information set forth in this Schedule below and in the attached Exhibits are the information and Exhibits originally filed with the Allied Riser Communications Corp. Schedule on July 9, 2003, and disseminated to Note holders in July 2003. In addition, filed as Exhibit (a)(4) is a press release announcing the extension of the Expiration Date to September 19, 2003.

This Tender Offer Statement on Schedule TO relates to the offer by SCM ACQUISITION FUND, LLC (the "Purchaser") to purchase up to 9,900 Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value (the "Notes") issued by ALLIED RISER COMMUNICATIONS CORP., (a wholly owned subsidiary of Cogent Communications Group, Inc.) (the "Issuer"), the subject company, at a purchase price equal to $80 per Note, (8% of face value) plus accrued interest through September 19, 2003, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively. Tender of Notes will include the tender of any and all securities into which the Notes may be converted or exchanged, and any securities distributed with respect to the Notes, by way of stock dividend or otherwise, from and after the Offer Date. Sutter Capital Management, LLC and Robert E. Dixon are named as "Bidders" in this Schedule TO solely because of control relationships with SCM ACQUISITION FUND, LLC. Due to such relationships they may be deemed beneficial owners of securities owned by SCM ACQUISITION FUND, LLC. Nevertheless, only SCM ACQUISITION FUND, LLC intends to acquire Notes pursuant to this offer and neither Sutter Capital Management, LLC, manager of SCM ACQUISITION FUND, LLC, nor Robert E. Dixon, manager of Sutter Capital Management, LLC,is offering hereby, or intends to acquire directly, any Notes.

             As of March 31, 2003, there were $10,200,000 face value of the Notes outstanding, according to the annual and quarterly reports on Forms 10-K and 10-Q for the quarter ended March 31, 2003 filed by Cogent. The Purchaser and certain of its affiliates currently beneficially own an aggregate $300,000 face value of the Notes, or approximately 2.9% of the outstanding Notes. If all of the Notes sought in this Offer are purchased, the Purchaser and its affiliates would beneficially own in the aggregate approximately 100% of the outstanding Notes. Each Note is convertible into 2.09 shares of common stock of Cogent Communications, Inc. If the Purchaser were to successfully acquire 100% of the outstanding Notes, it would be able to convert them into 21,318 shares of common stock of Cogent., or 0.006 percent of the total of 3,524,848 shares outstanding at April 30, 2003 according to Cogent's Form 10-Q for the quarter ended March 31, 2003. Consummation of the Offer, if all Notes sought are tendered, would require payment by the Purchaser of up to $792,000 in aggregate purchase price, which the Purchaser will fund out of its existing working capital.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated July 9, 2003

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Note holders dated July 9, 2003

         (a)(4) Press Release

         (b)-(h) Not applicable.


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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 9, 2003


SCM ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON


























                                        2


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                                  EXHIBIT INDEX


Exhibit           Description                                            Page

         (a)(1) Offer to Purchase dated July 9, 2003

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Note holders dated July 9, 2003

         (a)(4) Press Release